PRESS RELEASE
ROLLING THUNDER ANNOUNCES THIRD QUARTER RESULTS

Calgary, Alberta, November 29, 2006 – Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Company") (TSX-V: ROL.A, ROL.B; OTO: RTHXF) announces its operating results for the quarter ended September 30, 2006 and the filing of its unaudited interim consolidated financial statements and related management’s discussion and analysis (“MD&A”). Select operational and financial results are outlined below and should be read in conjunction with the financial statements and related MD&A, which can be found at www.rollingthunderexploration.com or www.sedar.com.

Q3 2006 CORPORATE HIGHLIGHTS

•

Increased production 33% to 596 boe/d for the quarter ended September 30, 2006 from 448 boe/d in the previous year’s quarter;

•

Achieved average production for the month of September 2006 of 1,142 boe/d;

•

Operating costs decreased to $6.54/boe in the third quarter of 2006 from $7.61/boe in the prior year;

•

Completed a 1,000 bbls/d battery at Teepee Creek and began Teepee Creek oil production;

•

Negotiated an increase in the Company’s total credit facilities to $16,000,000;

•

Drilled four gross (2.4 net) wells for a net 83% success rate.

SELECTED FINANCIAL INFORMATION

(in Canadian $)	Three months	Three months	Five months	Six months
	ended	ended	ended	ended
	September 30, 2006	October 31, 2005	September 30, 2006	October 31, 2005
Petroleum and natural gas revenues	2,898,807	2,895,905	3,706,205	5,233,643
Royalties	(756,898)	(752,796)	(879,912)	(1,303,286)
Other revenues	184,817	-	234,165	-
Revenues, net of royalties	2,326,726	2,143,109	3,060,458	3,930,357
Net income (loss)	(130,861)	676,555	(839,030)	744,903
Working capital deficiency	(1,006,665)	(2,165,929)	(1,006,665)	(2,165,929)
Capital expenditures	4,656,502	1,642,137	9,279,441	2,652,890
Total assets	27,221,046	12,239,978	27,221,046	12,239,978
Long-term liabilities	1,162,569	217,917	1,162,569	217,917
Funds from operations (1)	1,381,011	1,400,920	1,663,515	2,403,980
($ per share)
Net income (loss)
Basic (2)	(0.003)	0.030	(0.022)	0.033
Diluted (2)	(0.003)	0.030	(0.022)	0.033
Funds from operations (1)
Basic (2)	0.035	0.063	0.043	0.107
Diluted (2)	0.035	0.063	0.043	0.107
Shares outstanding
Common shares	-	44,768,502	-	44,768,502
Class A common shares	34,183,071	-	34,183,071
Class B common shares	810,000	-	810,000
Weighted average number of shares outstanding for the period
Basic (2)	39,405,231	22,384,251	38,709,481	22,384,251
Diluted (2)	39,405,231	22,384,251	38,709,481	22,384,251

(1)

Funds from operations is a non-GAAP measure and is calculated by adding/subtracting operating change in working capital. Funds from operations reports the Company’s ability to generate cash from operations after interest and taxes and excludes the impact of changes in the Company’s non-cash working capital related to operating activities. For a reconciliation of funds from operations to cash provided by operating activities, see “Funds from Operations” in the Company’s MD&A for the period ended September 30, 2006.

(2)

The previously reported basic and diluted weighted average number of shares outstanding for the three and six month periods ended October 31, 2005 were 44,768,502 and 44,768,502, respectively. 2005 per share amounts and weighted average number of shares have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation of Rolling Thunder and San Telmo Energy Ltd.

CONSOLIDATED OPERATING RESULTS

	Three months ended September 30, 2006	Three months ended October 31, 2005	Change	Five months ended September 30, 2006	Six months ended October 31, 2005	Change
Average daily sales volumes
Natural gas (mcf/d)	1,605	2,045	(22%)	1,502	2,203	(32%)
Oil and NGLs (bbls/d)	328	108	205%	224	112	100%
Barrels of oil equivalent (boe/d)	596	448	33%	474	479	(1%)
Average prices received
Natural gas ($/mcf)	6.36	11.84	(46%)	6.33	9.75	(35%)
Oil and NGLs ($/bbl)	64.86	66.62	(3%)	65.58	61.38	7%
Barrels of oil equivalent ($/boe)	52.88	69.99	(24%)	51.07	59.18	(14%)
Operating netback ($/boe)
Petroleum and natural gas revenues	52.88	69.99	(24%)	51.07	59.18	(14%)
Royalties	13.81	18.24	(24%)	12.12	14.78	(18%)
Operating expenses	6.54	7.61	(14%)	7.29	7.11	3%
Transportation expenses	2.04	2.19	(7%)	2.21	2.36	(6%)
Operating netback	30.49	41.95	(27%)	29.45	34.93	(16%)
Wells drilled
Gross (net) drilled	2.0 (1.2)	1.0 (0.5)		6.0 (4.5)	3.0 (2.5)
Gross (net) successful	1.0 (1.0)	-		5.0 (4.3)	2.0 (2.0)
Gross (net) drilled and abandoned	1.0 (0.2)	1.0 (0.5)		1.0 (0.2)	1.0 (0.5)
Success rate	50% (83%)	-% (-%)		83% (96%)	67% (80%)

OPERATIONS REVIEW

Teepee Creek

At Teepee Creek, Rolling Thunder completed its 1,000 bbls/d oil battery and initiated production from the Company’s Doig oil discoveries. Rolling Thunder is currently producing from three Doig oil wells, one Charlie Lake gas well and has two additional Doig oil and one additional Doig gas well to tie-in. The Company is also looking to re-complete the 08-03-074-04W6 well as a potential Doig oil well. Productive capacity of the Teepee Creek area exceeds 1,200 boe/d; however, with allowable restrictions the Company is currently flowing about 700 boe/d. Rolling Thunder has an application for Good Production Practice (“GPP”) pending at the EUB. The Company has also added three additional sections through farm-in, bringing total lands owned and available to 23 sections. Rolling Thunder plans an additional six wells in the Teepee Creek area for 2007.

McLeod

Production from the Company’s 06-18 well increased somewhat over the quarter as some of the infrastructure constraints were lifted. In early October, Rolling Thunder drilled and completed a second well in McLeod. As previously released, the 06-08 well flowed at 4.3 MMcf/d on test. The Company and its partner are currently evaluating tie-in opportunities. Rolling Thunder has at least two more wells planned at McLeod for the remainder of 2006 and 2007.

Gordondale

Rolling Thunder continues to produce about 100 boe/d from its initial 14-22 well at Gordondale. A second well, 16-22 is being tied in and should add between 50 and 75 boe/d net to Rolling Thunder. Two additional wells, one exploration and one development are planned for 2007.

Ensign

At Ensign in Southern Alberta, the Company is continuing its attempts to resolve spacing issues with the farmor and the EUB. If successful, Rolling Thunder plans to drill six wells in 2007.

Outlook

The fourth quarter has already been active with the drilling of two wells in Teepee Creek and one well at McLeod. Completion and tie-in activity is ongoing. Rolling Thunder plans one more well at McLeod and potentially one more well at Teepee Creek before year-end. Rolling Thunder’s productive capacity exceeds 1,500 boe/d. With a successful GPP ruling and tie-in of the recent drilling, the Company should reach that level some time in the first quarter of 2007.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.